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                              January 24, 2022

       Brian T. Olsavsky
       Chief Financial Officer
       Amazon.com, Inc.
       410 Terry Avenue North
       Seattle, WA 98109

                                                        Re: Amazon.com, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
December 7, 2021
                                                            File No. 000-22513

       Dear Mr. Olsavsky:

              We have reviewed your December 7, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 8, 2021 letter.

       Response dated December 7, 2021

       General

   1. We note that your response to comment 3 regarding reputational concerns points to an analysis of
period-over-period changes in sales, operating income, and categories or operating expenses.
Please tell us how this analysis considered changes in interest from investors,
lenders, or other third parties with respect to your operations or products that produce greenhouse
gas emissions.
 Brian T. Olsavsky
FirstName  LastNameBrian T. Olsavsky
Amazon.com,   Inc.
Comapany
January 24,NameAmazon.com,
            2022             Inc.
January
Page 2 24, 2022 Page 2
FirstName LastName
2. We note that your response to prior comment 4 refers to the actions you are proactively taking to reduce greenhouse gas emissions and promote sustainability in your operations.
         Tell us how you considered providing disclosure that specifically addresses the challenges associated with reducing your carbon intensity (e.g., the pace of technological change necessary to meet your climate initiatives, the availability of climate-friendly assets such as electric and lower-emission vehicles, etc.).
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Mark Hoffman